The First
Marblehead
Corporatioin
Contact:

At the Company

John A. Hupalo
Chief Financial Officer
617-638-2000

At Fleishman-Hillard

Jeremy Skule
Investor Relations
212-453-2245

Eli Neusner
Media Relations
617-692-0531

News for Immediate Release

FIRST MARBLEHEAD ANNOUNCES EXPECTED REVENUES ON $1.0 BILLION PRIVATE STUDENT LOAN SECURITIZATION

BOSTON, MA, December 5, 2006 - The First Marblehead Corporation (NYSE: FMD) today announced its estimated revenues in connection with a previously announced securitization involving The National Collegiate Student Loan Trust 2006-4 (the “Trust”). The Trust expects to raise approximately $1.025 billion from the sale of asset-backed securities, and expects to acquire private student loans with a principal and accrued interest balance of approximately $725 million, in a transaction that is expected to close later this week.

At the closing of the transaction, First Marblehead expects to receive up-front structural advisory fees of approximately $89.6 million, or 12.4% of the private student loan balance securitized. In addition, over the term of the Trust, First Marblehead expects to receive additional structural advisory fees from the Trust with an estimated discounted present value of approximately $8.8 million, or 1.2% of the loan balance securitized, as well as residual revenue with an estimated discounted present value of approximately $48.7 million, or 6.7% of the loan balance securitized. The blended yield for the securitization, representing total securitization revenues as a percentage of the total principal and accrued interest balance of loans securitized, is expected to be approximately 20.3%.

The Trust expects that approximately 93% of the loans to be purchased at closing will be “direct to consumer” loans and that the remaining 7% of the loans to be purchased will be “school channel” loans. Up-front structural advisory fees attributable to direct to consumer loans are expected to represent approximately 12.7% of the direct to consumer loan balance securitized, and additional structural advisory fees and residual revenues attributable to direct to consumer loans are expected to represent approximately 1.2% and 7.1%, respectively, of the direct to consumer loan balance securitized. Up-front structural advisory fees attributable to school channel loans are expected to represent approximately 7.3% of the school channel loan balance securitized, and additional structural advisory fees and residual revenues attributable to school channel loans are expected to represent approximately 1.2% and 2.1%, respectively, of the school channel loan balance securitized.

First Marblehead uses discounted cash flow modeling techniques involving several key assumptions, including discount rates and estimates of future prepayments, credit losses and recoveries, to estimate the present fair value of these expected additional structural advisory fees and residual revenue. These revenue estimates are also subject to change based on a number of factors, including the variance, if any, between the estimated and actual amount of private student loans purchased by the Trust at the time of closing. In addition, the announced yields by marketing channel represent an estimated allocation of revenues and costs based on various estimates and assumptions regarding the relative profitability of the loans and are subject to change as a result of the final reconciliation of the transaction. These yields may not be indicative of yields that First Marblehead may be able to achieve in future securitizations.

Jack L. Kopnisky, First Marblehead’s President and Chief Executive Officer, stated, “Our securitizations continue to be well-received by investors worldwide. This is our second consecutive transaction with BBB-rated securities, and we are very pleased with the results of this securitization.”

About The First Marblehead Corporation. First Marblehead, a leader in creating solutions for education finance, provides outsourcing services for private, non-governmental, education lending in the United States. The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members.

For more information, visit http://www.firstmarblehead.com

The National Collegiate Funding LLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that The National Collegiate Funding LLC has filed with the SEC for more complete information about The National Collegiate Funding LLC, the Trust and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, The National Collegiate Funding LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Statements in this press release regarding the proposed securitization of private student loans, including statements related to First Marblehead's expected up-front structural advisory fees, additional structural advisory fees, residual revenue, yields by marketing channel, and any other statements that are not purely historical, constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our plans, estimates and expectations as of December 5, 2006. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. You are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory and competitive and other factors, that may cause First Marblehead's performance or achievements, including the actual revenues and yields from the securitization transaction or the timing of events, to be materially different than those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include: any variance between the actual performance of The National Collegiate Student Loan Trust 2006-4 (the "Trust") and the key assumptions we have used to estimate the present value of additional structural advisory fees and residual revenue, including discount rates, the annual rate of student loan prepayments, interest rate trends over the term of the Trust, expected credit losses from the underlying securitized loan portfolio, net of recoveries, and the expected timing of cash flows from the Trust's underlying student loan assets; any variance between the estimated and actual amount of private student loans purchased by the Trust at the time of closing; the allocation of the revenues and costs to direct to consumer and school channel loans in estimating yields by marketing channel; the estimated mix of loans between marketing channels that are expected to be included in the securitization; the satisfaction of closing conditions related to the purchase of private student loans and issuance of student loan asset-backed securities by the Trust; and the other factors set forth under the caption "Item 1A. Risk Factors" in First Marblehead's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006. We disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

# # #

© 2006 First Marblehead